

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Francis Biscan, Jr.
Principal Executive Officer
Tara Gold Resources Corp.
375 N. Stephanie St.
Bldg. 2, Ste. #211
Henderson, NV 89014

> **Re: Tara Gold Resources Corp.**
> **Form 8-K**
> **Filed June 15, 2012**
> **File No. 000-29595**

Dear Mr. Biscan:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.02 Form 8-K filed June 15, 2012

1. Please amend your Form 8-K to provide the date you reached the conclusion regarding the non-reliance of your financial statements and identify each of the periodic Exchange Act reports that should no longer be relied upon as required by Item 4.02 (a)(1) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Jamie Kessel at (202) 551-3727.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant
Office of Beverages, Apparel and Mining